240.13d-102 Schedule 13G Information to be included in
statements filed pursuant to 240.13d-1(b), (c), and (d)
and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)
TRINE ACQUISITION CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
89628U108
(CUSIP Number)
DECEMBER 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
[X]Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment containing information which would alter
the disclosures provided in a prior cover page.
The information required in the remainder of this cover
 page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act)
or otherwise subject to the liabilities of that section
of the Act but shall be subject to all other
provisions of the Act (however, see the Notes).
CUSIP No. 89628U108
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of organization:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
Number of shares beneficially owned by each reporting
person with:
(5) Sole voting power
(6) Shared voting power
2452849
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each
reporting person
2452849
(10) Check if the aggregate amount in Row (9) excludes
certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)
8.17%
(12) Type of reporting person (see instructions)
IA
Page _ of _ Pages
Instructions for Cover Page:
(1) Names of Reporting Persons Furnish the full
legal name of each person for whom the report is filed i.e.
each person required to sign the schedule itself including
each member of a group. Do not include the name of a person
required to be identified in the report but who is not a
reporting person.
(2) If any of the shares beneficially owned by a reporting
person are held as a member of a group and that membership
is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to
Rule 13d-1(k)(1) in which case it may not be necessary to
check row 2(b)].
(3) The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially Owned By Each
Reporting Person, etc. Rows (5) through (9) inclusive, and
(11) are to be completed in accordance with the provisions
of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported as beneficially
owned in row (9) does not include shares as to which
 beneficial ownership is disclaimed pursuant to Rule
13d-4 [17 CFR 240.13d-4] under the Securities Exchange
Act of 1934.
(12) Type of Reporting Person Please classify each
reporting person according to the following breakdown
(see Item 3 of Schedule 13G) and place the appropriate
Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second part of the
cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary
duplication, answer items on the schedules (Schedule 13D,
 13G or TO) by appropriate cross references to an item or
items on the cover page(s). This approach may only be used
where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the
schedule and accordingly being considered as filed for
purposes of section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page filing
 requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act
Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities Exchange
 Act of 1934 and the rules and regulations thereunder,
the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is
 mandatory. The information will be used for the primary
 purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public. Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.
Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons
 involved for violation of the Federal securities laws and
 rules promulgated thereunder.
Instructions. A. Statements filed pursuant to Rule 13d-1(b)
 containing the information required by this schedule shall
 be filed not later than February 14 following the calendar
 year covered by the statement or within the time specified
in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(d) shall be filed within the time specified in
 Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed
 pursuant to Rule 13d-1(c) shall be filed not later than
February 14 following the calendar year covered by the
 statement pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is required to
be filed by rules under section 13(f) (15 U.S.C. 78m(f))
for the same calendar year as that covered by a statement
 on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit
to this schedule.
C. The item numbers and captions of the items shall be
included but the text of the items is to be omitted. The
 answers to the items shall be so prepared as to indicate
 clearly the coverage of the items without referring to the
text of the items. Answer every item. If an item is
inapplicable or the answer is in the negative, so state.
Item 1(a) Name of issuer:___
OMNI PARTNERS LLP
Item 1(b) Address of issuer's principal executive offices:____
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or, if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
89628U108
Item 3. If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [] Broker or dealer registered under section
15 of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
     (c) [] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered under section
8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
     (e) [] An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);
     (f) [] An employee benefit plan or endowment fund
in accordance with 240.13d-1(b)(1)(ii)(F);
     (g) [] A parent holding company or control person
 in accordance with 240.13d-1(b)(1)(ii)(G);
     (h) [] A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [] A church plan that is excluded from the
definition of an investment company under section 3(c)(14)
 of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [] A non U.S. institution in accordance with
 240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
 If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer
identified in Item 1.
(a) Amount beneficially owned: _____2,452,849.
(b) Percent of class: _____8.17%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote _____2,452,849.
(iii) Sole power to dispose or to direct the disposition of _____.
(iv) Shared power to dispose or to direct the disposition of _____. Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If this
statement is being filed to report the fact that as of the
date hereof the reporting person has ceased to be the
beneficial owner of more than 5 percent of the class of
securities, check the following [].
Instruction. Dissolution of a group requires a response
to this item.
Item 6. Ownership of More than 5 Percent on Behalf of
 Another Person. If any other person is known to have the
 right to receive or the power to direct the receipt of
 dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response
to this item and, if such interest relates to more than
5 percent of the class, such person should be identified.
A listing of the shareholders of an investment company
registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1
(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to
 transactions in the security reported on will be filed,
if required, by members of the group, in their individual
capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included if the
statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above
were acquired and are held in the ordinary course of
 business and were not acquired and are not held for
the purpose of or with the effect of changing or
influencing the control of the issuer of the securities
and were not acquired and are not held in connection
with or as a participant in any transaction having
that purpose or effect, other than activities solely
in connection with a nomination under 240.14a-11.
(b) The following certification shall be included if
the statement is filed pursuant to 240.13d-1(b)(1)(ii)(J),
 or if the statement is filed pursuant to 240.13d-1(b)(1)(ii)(K)
 and a member of the group is a non U.S. institution
eligible to file pursuant to 240.13d-1(b)(1)(ii)(J):
By signing below I certify that, to the best of my
 knowledge and belief, the foreign regulatory
scheme applicable to [insert particular category
 of institutional investor] is substantially
 comparable to the regulatory scheme applicable
 to the functionally equivalent U.S. institution(s).
 I also undertake to furnish to the
Commission staff, upon request, information
 that would otherwise be disclosed in a
Schedule 13D.
(c) The following certification shall be
included if the statement is filed pursuant
to 240.13d-1(c):
By signing below I certify that, to the
 best of my knowledge and belief, the
securities referred to above were not
acquired and are not held for the purpose
 of or with the effect of changing or
influencing the control of the issuer
of the securities and were not acquired
and are not held in connection with or
as a participant in any transaction having
 that purpose or effect, other than
activities solely in connection with
a nomination under 240.14a-11.
Signature. After reasonable inquiry
and to the best of my knowledge and
belief, I certify that the information
set forth in this statement is true,
 complete and correct.
Dated:__ FEBRUARY 11, 2020
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.